Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-176914

Pricing Supplement to the Prospectus dated September 19, 2011 and the

Prospectus Supplement dated September 19, 2011 — No. 1879

$30,000,000

The Goldman Sachs Group, Inc.

Callable Step-Up Fixed Rate Medium-Term Notes, Series D, due 2028

We will pay you interest monthly on your notes at a rate of 3.25% per annum from and including December 27, 2012 to but excluding December 27, 2019.  We will pay you interest monthly on your notes at a rate of 4.25% per annum from and including December 27, 2019 to but excluding December 27, 2023.  We will pay you interest monthly on your notes at a rate of 5.25% per annum from and including December 27, 2023 to but excluding December 27, 2025.  We will pay you interest monthly on your notes at a rate of 6.25% per annum from and including December 27, 2025 to but excluding December 27, 2027.  We will pay you interest monthly on your notes at a rate of 7.25% per annum from and including December 27, 2027 to but excluding the stated maturity date (December 27, 2028). Interest will be paid on the 27th day of each month. The first such payment will be made on January 27, 2013.

In addition, we may redeem the notes at our option, in whole but not in part, on the 27th day of each month on or after June 27, 2013, upon five business days’ prior notice, at a redemption price equal to 100% of the outstanding principal amount plus accrued and unpaid interest to but excluding the redemption date. Although the interest rate will step up during the life of your notes, you may not benefit from such increase in the interest rate if your notes are redeemed prior to the stated maturity date.

	Per Note	Total
Initial price to public	100.00%	$30,000,000
Underwriting discount	3.167%	$950,100
Proceeds, before expenses, to The Goldman Sachs Group, Inc.	96.833%	$29,049,900

The initial price to public set forth above does not include accrued interest, if any. Interest on the notes will accrue from December 27, 2012 and must be paid by the purchaser if the notes are delivered after December 27, 2012. In addition to offers and sales at the initial price to public, the underwriters may offer the notes from time to time for sale in one or more transactions at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus in a market-making transaction in the notes after their initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus are being used in a market-making transaction.

Goldman, Sachs & Co.	Incapital LLC

Pricing Supplement dated December 19, 2012.

SPECIFIC TERMS OF THE NOTES

Please note that in this section entitled “Specific Terms of the Notes”, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include any of its consolidated subsidiaries. Also, in this section, references to “holders” mean The Depository Trust Company (DTC) or its nominee and not indirect owners who own beneficial interests in notes through participants in DTC. Please review the special considerations that apply to indirect owners in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

This pricing supplement no. 1879 dated December 19, 2012 (pricing supplement) and the accompanying prospectus dated September 19, 2011 (accompanying prospectus), relating to the notes, should be read together. Because the notes are part of a series of our debt securities called Medium-Term Notes, Series D, this pricing supplement and the accompanying prospectus should also be read with the accompanying prospectus supplement, dated September 19, 2011 (accompanying prospectus supplement). Terms used but not defined in this pricing supplement have the meanings given them in the accompanying prospectus or accompanying prospectus supplement, unless the context requires otherwise.

The notes are part of a separate series of our debt securities under our Medium-Term Notes, Series D program governed by our Senior Debt Indenture, dated as of July 16, 2008, between us and The Bank of New York Mellon, as trustee. This pricing supplement summarizes specific terms that will apply to your notes. The terms of the notes described here supplement those described in the accompanying prospectus supplement and accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

Terms of the Callable Step-Up Fixed Rate Notes due 2028

Issuer: The Goldman Sachs Group, Inc.

Principal amount: $30,000,000

Specified currency: U.S. dollars ($)

Type of Notes: Fixed rate notes (notes)

Denominations: $1,000 and integral multiples of $1,000 in excess thereof

Trade date: December 19, 2012

Original issue date: December 27, 2012

Stated maturity date: December 27, 2028

Interest rate: 3.25% per annum from and including December 27, 2012 to but excluding December 27, 2019; 4.25% per annum from and including December 27, 2019 to but excluding December 27, 2023; 5.25% per annum from and including December 27, 2023 to but excluding December 27, 2025; 6.25% per annum from and including December 27, 2025 to but excluding December 27, 2027; 7.25% per annum from and including December 27, 2027 to but excluding December 27, 2028

Original issue discount (OID): not applicable

Interest payment dates: the 27th day of each month, commencing on January 27, 2013 and ending on the stated maturity date

Regular record dates: for interest due on an interest payment date, the day immediately prior to the day on which payment is to be made (as such payment date may be adjusted under the applicable business day convention specified below)

Day count convention: 30/360 (ISDA)

Business day: New York

Business day convention: following unadjusted

Redemption at option of issuer before stated maturity: We may redeem the notes at our option, in whole but not in part, on the 27th day of each month on or after June 27, 2013, upon five business days’ prior notice, at a redemption price equal to 100% of the outstanding principal amount plus accrued and unpaid interest to but excluding the redemption date

Listing: None

ERISA: as described under “Employee Retirement Income Security Act” on page 138 of the accompanying prospectus

CUSIP no.: 38141GLA0

ISIN no.: US38141GLA03

Form of notes: Your notes will be issued in book-entry form and represented by a master global note. You should read the section “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus for more information about notes issued in book-entry form

Defeasance applies as follows:

•                       full defeasance — i.e., our right to be relieved of all our obligations on the note by placing funds in trust for the holder: yes

•                       covenant defeasance — i.e., our right to be relieved of specified provisions of the note by placing funds in trust for the holder: yes

FDIC: The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

Calculation Agent: Goldman, Sachs & Co.

ADDITIONAL INFORMATION ABOUT THE NOTES

Book-Entry System

We will issue the notes as a master global note registered in the name of DTC, or its nominee. The sale of the notes will settle in immediately available funds through DTC. You will not be permitted to withdraw the notes from DTC except in the limited situations described in the accompanying prospectus under “Legal Ownership and Book-Entry Issuance — What Is a Global Security? — Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated”. Investors may hold interests in a master global note through organizations that participate, directly or indirectly, in the DTC system.

When We Can Redeem the Notes

We will be permitted to redeem the notes at our option before their stated maturity, as described below. The notes will not be entitled to the benefit of any sinking fund – that is, we will not deposit money on a regular basis into any separate custodial account to repay your note. In addition, you will not be entitled to require us to buy your note from you before its stated maturity.

We will have the right to redeem the notes at our option, in whole but not in part, on the 27th day of each month on or after June 27, 2013, at a redemption price equal to 100% of the outstanding principal amount plus accrued and unpaid interest to but excluding the redemption date. We will provide not less than five business days’ prior notice in the manner described under “Description of Debt Securities We May Offer — Notices” in the attached prospectus. If the redemption notice is given and funds deposited as required, then interest will cease to accrue on and after the redemption date on the notes. If any redemption date is not a business day, we will pay the redemption price on the next business day without any interest or other payment due to the delay.

What are the Tax Consequences of the Notes

You should carefully consider, among other things, the matters set forth under “United States Taxation” in the accompanying prospectus supplement and the accompanying prospectus. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes. This summary supplements the section “United States Taxation” in the accompanying prospectus supplement and the accompanying prospectus and is subject to the limitations and exceptions set forth therein.

As of the original issue date, the notes should not be treated as issued with “original issue discount” (“OID”) despite the fact that the interest rate on the notes is scheduled to step-up over the term of the notes because Treasury regulations generally deem an issuer to exercise a call option in a manner that minimizes the yield on the debt instrument for purposes of determining whether a debt instrument is issued with OID. The yield on the notes would be minimized if we call the notes immediately before the increase in the interest rate on December 27, 2019 and therefore the notes should be treated as maturing on such date for OID purposes. This assumption is made solely for purposes of determining whether the notes are issued with OID for U.S. federal income tax purposes, and is not an indication of our intention to call or not to call the notes at any time. If we do not call the notes prior to the increase in the interest rate then, solely for OID purposes, the note will be deemed to be reissued at their adjusted issue price on December 27, 2019. This deemed issuance should not give rise to taxable gain or loss to holders. The same analysis would apply to the increase in the interest rate on December 27, 2023, December 27, 2025 and December 27, 2027. If the notes are not called on the interest payment date occurring on December 27, 2027, then, because the period between the interest payment date on December 27, 2027 and the stated maturity date of the notes is one year or less, the notes, upon their deemed reissuance on December 27, 2027, could be treated as short-term debt securities for OID purposes (but not for purposes of determining the holding period of your notes).  For a discussion of the U.S. federal income tax consequences to a U.S. holder of owning short-term debt securities, please review the section entitled “United States Taxation — Taxation of Debt Securities — United States Holders — Short-Term Debt Securities” in the accompanying prospectus.

Under this approach, and subject to the discussion above regarding short-term debt securities, interest on a note will be taxable to a U.S. holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. holder’s normal method of accounting for tax purposes (regardless of whether we call the notes).

Upon the disposition of a note by sale, exchange, redemption or retirement (i.e., if we exercise our right to call the notes or otherwise) or other disposition, a U.S. holder will generally recognize taxable gain or loss equal to the difference, if any, between (i) the amount realized on the disposition (other than amounts attributable to accrued but unpaid interest, which would be treated as such) and (ii) the U.S. holder’s adjusted tax basis in the note. A U.S. holder’s adjusted tax basis in a note generally will equal the cost of the note (net of accrued interest) to the U.S. holder. If you are a non-corporate U.S. holder, long-term capital gain that you recognized in taxable years beginning before January 1, 2013 is generally taxed at a maximum rate of 15%. The deductibility of capital losses is subject to significant limitations.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. and the underwriters for this offering named below have entered into a distribution agreement with respect to the notes. Subject to certain conditions, each underwriter named below has severally agreed to purchase the principal amount of notes indicated in the following table.

Principal Amount
Underwriters	of Notes
Goldman, Sachs & Co.	$15,000,000
Incapital LLC	15,000,000
Total	$30,000,000

Notes sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this pricing supplement. The underwriters intend to purchase the notes from The Goldman Sachs Group, Inc. at a purchase price equal to the initial price to public less a discount of 3.167% of the principal amount of the notes. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial price to public of up to 2.617% of the principal amount of the notes. If all of the offered notes are not sold at the initial price to public, the underwriters may change the offering price and the other selling terms. In addition to offers and sales at the initial price to public, the underwriters may offer the notes from time to time for sale in one or more transactions at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

We have agreed to sell to the underwriters, and the underwriters have agreed to purchase from us, the aggregate face amount of notes specified on the front cover of this pricing supplement.

Please note that the information about the initial price to public and net proceeds to The Goldman Sachs Group, Inc. on the front cover page relates only to the initial sale of the notes. If you have purchased a note in a market-making transaction by Goldman, Sachs & Co. or any other affiliate of The Goldman Sachs Group, Inc. after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

Each underwriter has represented and agreed that it will not offer or sell the notes in the United States or to United States persons except if such offers or sales are made by or through FINRA member broker-dealers registered with the U.S. Securities and Exchange Commission.

The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, whether paid to Goldman, Sachs & Co. or any other underwriter, will be approximately $15,000.

The notes are a new issue of securities with no established trading market. The Goldman Sachs Group, Inc. has been advised by Goldman, Sachs & Co. and Incapital LLC that they may make a market in the notes. Goldman, Sachs & Co. and Incapital LLC are not obligated to do so and may discontinue marketmaking at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

The Goldman Sachs Group, Inc. has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and general financing and banking services to The Goldman Sachs Group, Inc. and its affiliates, for which they have in the past received, and may in the future receive, customary fees. The Goldman Sachs Group, Inc. and its affiliates have in the past provided, and may in the future from time to time provide, similar services to the underwriters and their affiliates on customary terms and for customary fees. Goldman, Sachs & Co., one of the underwriters, is an affiliate of The Goldman Sachs Group, Inc. Please see “Plan of Distribution—Conflicts of Interest” on page 137 of the accompanying prospectus.

VALIDITY OF THE NOTES

The registration fee has been calculated in accordance with Rule 457(o) under the Securities Act. Pursuant to Rule 415(a)(6) under the Securities Act, $100,000,000 of unsold securities are being moved to this registration statement from the Registrant’s expiring registration statement on Form S-3, File No. 333-163709 (the “Prior Registration Statement”), originally filed with the Securities and Exchange Commission on December 14, 2009 and subsequently declared effective on February 11, 2010.  The Prior Registration Statement registered securities for a proposed maximum aggregate offering price of $100,000,000. As of the date hereof, the Registrant has not sold any of the $100,000,000 of the Registrant’s securities registered pursuant to the Prior Registration Statement (the “Unsold Securities”), resulting in an unused registration fee of $5,580.00. Pursuant to Rule 415(a)(6) under the Securities Act, the $5,580.00 registration fee previously paid by the Registrant in connection with the Unsold Securities will continue to be applied to the Unsold Securities.  Pursuant to Rule 415(a)(6) under the Securities Act, the offering of the Unsold Securities registered under the Prior Registration Statement will be deemed terminated as of the date of effectiveness of this registration statement.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

		$30,000,000 The Goldman Sachs Group, Inc. Callable Step-Up Fixed Rate Medium-Term Notes, Series D, due 2028 ___________________ ___________________ Goldman, Sachs & Co. Incapital LLC

Pricing Supplement

	Page
Specific Terms of the Notes	PS-2
Additional Information About the Notes	PS-3
Supplemental Plan of Distribution	PS-5
Validity of the Notes	PS-6

Prospectus Supplement dated September 19, 2011

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-25
Employee Retirement Income Security Act	S-26
Supplemental Plan of Distribution	S-27
Validity of the Notes	S-28

Prospectus dated September 19, 2011
Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	48
Description of Units We May Offer	53
Description of Preferred Stock We May Offer	58
The Issuer Trusts	65
Description of Capital Securities and Related Instruments	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	88
Legal Ownership and Book-Entry Issuance	92
Considerations Relating to Floating Rate Debt Securities	97
Considerations Relating to Securities Issued in Bearer Form	98
Considerations Relating to Indexed Securities	102
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	105
Considerations Relating to Capital Securities	108
United States Taxation	112
Plan of Distribution	135
Conflicts of Interest	137
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Review of Unaudited Condensed Consolidated Financial
Statements by Independent Registered Public Accounting Firm	139
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	140